SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM HAS A NEW CHIEF FINANCIAL AND

Investor Relations OFFICER

São Paulo, June, 21 2013 – Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas, announces to the market that Mr. Mario Augusto da Silva is the Company’s new Chief Financial and Investor Relations Officer, succeeding Marcela Drehmer.

The change is a natural part of the process of renewing leaderships and planned succession that characterize the Odebrecht Entrepreneurial Technology (TEO). The main pillars of Braskem’s financial management, which include financial discipline and supporting the growth plan, remain its key priorities.

Earning a bachelor’s degree in Business Administration from University of Salvador (Unifacs) in Bahia in 1998, Mario Augusto da Silva has extensive knowledge of the petrochemical industry and Braskem, where he began working while the Company was still being formed, in 2001, where he stayed until 2005, when he left to his MBA at Harvard Business School (completed in 2007).

Upon returning to Brazil, he became responsible for the financial area of Construtora Norberto Odebrecht. Later he served as the financial officer of the companies Odebrecht Óleo & Gás and Odebrecht Infraestrutura - América Latina, where he worked until recently.

Marcela Drehmer, after having served three years as Chief Financial Officer of Braskem, will assume a new challenge as financial officer of Odebrecht S/A in substitute of Felipe Jens who will be the new leader of Odebrecht Properties. While at the helm of Braskem's financial department, the Company received investment grade ratings from the three major rating agencies - S&P, Moody’s and Fitch. In recent months, Braskem has been focus on reducing its financial leverage and maintaining its long debt profile, which will remain the priorities of the incoming administration.

The team remains available to provide any further clarifications via telephone at +55 (11) 3576-9531 or e-mail at braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.